Liked by **villaacres** and **344 others**

hotpoppygo You can now have real ownership in the future of food!! ⚡ (link in bio)

There is a lot we would like to say about this next stage but we will try and keep it simple: we believe the future of food is local and we want you to be a part of it. This is a one time chance to have ownership in Hot Poppy at the ground level in our very first market. As we grow and expand, you grow with us.

As a bonus we structured a few investment tiers as a thank you for taking a leap with us.


PUTNAM
CO-OP
COOKEVILLE
WE ARE SO EXCITED TO NOW OFFER
OUR COMMUNITY THE OPPORTUNITY FOR
TRUE OWNERSHIP IN THE
CREATOR-LEAD GROCERY MOVEMENT.
HOT POPPY

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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